April 16, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Boreal Water Collection, Inc. Form 10 Amendment No. 5 AND Form 10-Q for the Quarter Ended September 30, 2012

Dear Sir/Madam;

This letter and Form 10 Amendment is in response to your letter dated March 26, 2013 regarding our Amendment Number 4, filed on March 8, 2013

Item 1. Business, page 5

No Dependence on one or a few major customers:, page 8

1.	We note your response to comment 4 in our letter dated February 8, 2013. We note that your disclosure under this heading states that you “do not rely or depend on one or only a few major customers.” We note, however, that your disclosure in the third sentence in the third paragraph on page 18 states that “the decrease in sales of our one gallon product resulted from the loss of a large customer.” This sentence implies that you depended on a large customer because your sales decreased significantly when you lost a large customer. Please revise your disclosure under this heading to include the information disclosed on page 18 so that the disclosure under this heading adequately discusses your vulnerability to the loss of large customers.

Response: Revised disclosure made.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

2.	We note your response to comment 1 in our letter dated February 8, 2013 as well as the revisions to your disclosure. Additionally, we note the reference under this heading to a “quasi reorganization” on January 10, 2006. Please revise your disclosure to state the entity involved in this reorganization.

Response: revision made by removing the reference to a quasi- reorganization.

Additional Plan of Operation, page 22

3.	We note your response to comment 10 in our letter dated February 8, 2013. It appears that you made revisions in response to this comment on page 29, rather than in this section. Please revise to provide disclosure that is responsive to this comment here, as opposed to in your Recent Sales of Unregistered Securities section.

Response: revision made; information moved to Additional Plan of Operation

4.	We note your response to comment 11 in our letter dated February 8, 2013 as well as the revisions to your disclosure. We note, however, that your disclosure under this heading states that you anticipate that funds will be allocated to bring your OTC “Markets filings to ‘OTCQB.’” Please revise your disclosure under this heading to state that your stock is currently quoted on the OTCQB.

Response: Revised disclosure made.

Securities and Exchange Commission

April 16, 2013

Financial Statements, page 34

Balance Sheets, page F-1

5.	We note that the classification of the current and long-term portions of the loan payable – property taxes in the December 31, 2011 balance sheet differ from the audited balance sheet on page F-18. Please revise to conform to the audited balance sheet.

Response: Revision has been made to page F-1 (balance sheet) for the classification between current and the long-term portion of the loan payable—property taxes.

Statements of Cash Flows (Unaudited), page F-4

6.	Please tell us the transactions and their amounts included in stock-based compensation for the nine months ended September 30, 2011. Please also tell us why the amounts of common stock issued upon conversion of debt obligation and in settlement of unpaid wages presented in non-cash investing and finance activities differ from the amounts disclosed in the statements of changes in stockholders’ equity (unaudited) on page F-3.

Response: There was a $38,397 error in the amount reported for stock based compensation, which was adjusted out during the fourth quarter of 2011. There were two transactions that accounted for the balance of the stock-based compensation for the nine months ended September 30, 2011: (1) employee bonuses for $170,000 (3.4 million shares) and (2) wages paid with the issuance of stock for $53,315 (5,331,494 shares), which totaled $223,000. The disclosure for non-cash investing activities was changed to agree with the activities reported in changes in stockholders’ equity.

7.	We note that you issued 5 million shares of common stock on April 25, 2011 and 10,766,700 shares of common stock on September 1, 2011. It appears that these transactions are not presented in non-cash investing and financing activities for the nine-months ended September 30, 2011. Please revise or advise.

Response: The non-cash investing and financing activities section of the statement of cash flows has been corrected to disclose the total of the two transactions: (1) 5.0 million shares issued in settlement of $50,000 debt and (2) 10,766,700 shares issued in settlement of $107,667 debt. These two transactions together totaled $157,967.

Notes to Financial Statements, page F-5

Note 6 – Stockholders’ Equity, page F-12

8.	We note your response to comment 21 in our letter dated February 8, 2013 and the revisions to your disclosure. You indicate in your response that the discussion of the legal issues relating to the 3 million shares of common stock obtained by a third-party illegally is included in Note 13. However, we are unable to locate the discussion of these shares in Note 13. Please tell us the facts and circumstances surrounding the issuance of the shares, when the shares were issued, how you accounted for the shares and the basis in GAAP for your accounting. In addition, provide a discussion of the issuance of the shares obtained illegally in the notes to your financial statements.

Response: The legal case regarding this issue is discussed in Note 13—Litigation. Additional commentary was included in this footnote to describe the issuance of the 3.0 million shares obtained illegally.

Securities and Exchange Commission

April 16, 2013

Note 9 – Short-Term Debt, page F-14

9. We note your response to comment 23 in our letter dated February 8, 2013. We understand that you are working with Wells Fargo on a new repayment plan regarding your mortgage obligation. However, you disclose that you are currently in default of your mortgage obligation. As previously requested, please disclose the ramifications of defaulting on your mortgage obligation.

Response: Additional commentary added to Note 9—Short-Term Debt on page F-14.

Statements of Cash Flows, page F-21

10.	We note that you revised the statement for the year ended December 31, 2011. Please tell us your consideration of disclosing the revisions as a restatement in accordance with ASC 250.

Response: The statement of cash flows will be shown as restated in a separate footnote.

Notes to Financial Statements, page F-22

Note 2 – Summary of Significant Accounting Principles, page F-22

General

11.	We reviewed your response to comment 15 in our letter dated February 8, 2013 and understand the types of costs included in costs of sales and selling, general and administrative expenses. Since there are acceptable alternatives regarding the classification of costs and expenses in the statement of operations, we believe your classification policies should be disclosed in accordance with ASC 235-10-50-3. As previously requested, please disclose the types of costs included in cost of sales and selling and general administrative expenses. Similar disclosures should be included in the notes to your unaudited financial statements.

Response: The information referred to above has been disclosed in the notes to the financial statements. See Note—2 Summary of Significant Accounting Principles.

Revenue Recognition, page F-22

12.	Please tell us your basis in GAAP for recognizing revenue on the date products are shipped when the shipping terms are FOB destination. In addition, please tell us the amount of sales revenue attributable to FOB destination shipments that were not received and accepted by customers as of the end of each year. Refer to the revenue recognition guidance in ASC 605-10-S99-1.

Response: The majority of our shipments are f.o.b origin. Only local customers would be f.o.b destination; delivery is made on the same day the product is shipped. There is no revenue attributable of f.o.b destination shipments at December 31, 2011.

13.	We note your disclosure that you offer customers a right to return products previously shipped. In this regard, please tell us your consideration of recognizing a reserve for estimated returns. Refer to ASC 605-15-25-1 and 605-15-45-1.

Response: Returns are minimal and the value of product returns is immaterial, and, as such, there is no need at this time for a reserve for returned products.

Inventories, page F-24

14. We reviewed your response to comment 17 in our letter dated February 8, 2013. Please disclose that inventories consist primarily of raw materials and that manufacturing costs are charged to operations as incurred. Similar disclosure should be included in the notes to your unaudited financial statements.

Response: The inventory and cost of sales disclosures have been revised to clearly indicate that through December31, 2011, inventory included only finished goods, without an allocation of direct labor and manufacturing overhead, and raw material. The cost of sales disclosure indicates what cost items are charged directly to operations as incurred. The disclosures appear in Note 2—Summary of significant accounting principles for the year ended December 31, 2011 and the nine months ended September 30, 2012.

Securities and Exchange Commission

April 16, 2013

Note 6 – Stockholders’ Equity, page F-28

15.	We reference your schedule of common shares issued as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013. We note that common shares issued to non-employees for services were measured at the closing price of common stock on the date of issuance. It appears that your accounting for such transactions does not agree with your accounting policies for non-employee awards as described in the third paragraph on page F-25. Please revise or advise.

Response: The nonemployee compensation policy was revised to better describe the Company’s policy for recording compensation expense for equity instruments issued in exchange for the receipt of goods or services from other than employees.

16.	We reference your schedule of common shares issued for cash, as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013. We note that the fair value of common stock issued in transactions described as “settlement of debt” and “settlement of unpaid wages” exceeds the net fair value of the obligations as reflected in the schedule. We also note that you did not recognize a loss on the extinguishment transactions as indicated in your response to comment 18 in our letter dated November 1, 2012. Please address the following:

a. Confirm to us that the fair value amounts in the schedule (and reflected in the statements of changes in stockholders’ equity) represent the net carrying amount of the debt obligations.

b. Tell us why your accounting for extinguishments of debt obligations complies with the guidance in ASC 470-50-40. In particular, we are interested in why you did not recognize a loss on the debt extinguishment transactions. If you determined that the net carrying amounts of the debt obligations extinguished are more clearly evident than the closing prices of your common stock on the date of the transactions, please tell us the basis for your determinations.

c. Tell us your consideration of disclosing the net carrying value of related party debts settled in exchange for the issuance of common shares for the periods presented in the Note 10 to the financial statements. Refer to ASC 850-10-50-1(d).

Response:

a.	The fair value amounts in the previously submitted schedule in response to your comment 18 represent the net carrying amount of the debt obligations.
b.	Settlement of unpaid wages and debt obligations due the president and CEO of the Company

The settlement of debt obligations on August 13, 2010 and unpaid wages on May 10, 2011 were settlements made on behalf of the Company’s president, CEO, chairman of the board, and principal owner (“related party”). The Company considered the role of the related party in the settlement transactions. The Company has only one other member of the board of directors and he is also a shareholder and husband of the related party. There are no other members of the board of directors. As such, the related party possesses the power to direct or cause the direction the management and policies of the Company, otherwise defined as control in the ASC glossary. The debt amount settled by the Company represented amounts incrementally loaned to the Company by the related party, without any formal payment terms or convertible terms. The loans were also made at a time when no other third party would advance the Company funds needed to assure that operations would continue without interruption. The related party has not drawn a cash salary since assuming control of the Company.

In August 2010 and May 2011, the related party agreed to accept common stock from the Company as consideration to satisfy, or extinguish principal amounts outstanding for debt and unpaid wages, respectively. The related party determined and authorized the conversion terms of these transactions. In each occurrence, the number of common shares issued by the Company held a fair market value in excess of the loan amounts and unpaid wages (if fair market value was solely determined by multiplying the number of shares issued times the quoted closing price of the Company’s securities on the relevant date) retired on the date of conversion. At the time of conversion, the Company’s common shares were quoted on the “Pink Sheets” and were closely held and thinly traded. As such, published market quotes of the Company’s common shares were highly volatile and sensitive to trading variations.

The Company considered the guidance offered under both ASC 470-50-40-2 and ASC 470-50-40-3. It determined that the extinguishment of the related party debt (loan advances and unpaid wages) more closely represents a capital transaction. Furthermore, the Company believes that recording of a loss on the extinguishment of the related party debt would artificially inflate the actual amount of capital invested into the Company on its financial statements. Based upon the aforesaid, it is respectfully submitted that the conversion of the debt and unpaid wages due the related party into shares of the Company’s common stock should be accounted for at the carrying value of the loans payable and unpaid wages.

b.1 The loss on the other three debt settlement transactions has been included in the restated financial statements and notes to the financial statements.

c.	The disclosure was removed.

Securities and Exchange Commission

April 16, 2013

Exhibit 31.1 and 32.1

17.	We reviewed your responses to comments 25 through 28 in our letter dated February 8, 2013. Please note that certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code are not required in a registration statement on Form 10. Please file the certifications as exhibits in an amendment to Form 10-Q for fiscal quarter ended September 30, 2012 rather than as exhibits to Form 10. In doing so, please note that the certifications must be provided by your principal executive officer and principal financial officer (or persons performing the equivalent functions), and should be signed by those persons in those capacities.

Response: The Company will file an amendment to its Form 10-Q for the Quarter Ended September 30, 2012

18. Please file an amendment addressing the above comments and comments in our letter dated February 8, 2013.

Response: The company will file an Amendment to its Form 10 and its Form 10-Q.

Thank you very much for your attention to this matter. Should you need any further information, please do not hesitate to contact the undersigned.

Sincerely,

Francine Lavoive

President and Chief Executive Officer